October 25, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sharon Virga, Staff Accountant

Re:	Entravision Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 9, 2016

Form 8-K

Filed August 3, 2016

File No. 001-15997

Ladies and Gentlemen:

We respectfully submit below the responses of Entravision Communications Corporation, a Delaware corporation (“Entravision”, “we” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 12, 2016. For your convenience, we have included each of your comments from that letter immediately followed by Entravision’s response.

Comment #1: It appears that you use free cash flow as a liquidity measurement. Please discuss how management uses this measure and why you believe it is useful to investors. Also reconcile this measure to cash flows from operating activities, the most directly comparable GAAP financial measure.

Response:  Entravision currently defines “free cash flow” in our earnings releases as “consolidated adjusted EBITDA less cash paid for income taxes, net interest expense, and capital expenditures”. We use free cash flow to provide management with information about the amount of cash generated by our operations after cash paid for capital expenditures, income taxes and interest.  It is used as an indicator of overall liquidity, since the amount of free cash flow generated in any period is representative of cash that is available for debt repayment, investment and working capital needs, and to fund ongoing operations.

Entravision Communications Corporation

2425 Olympic Blvd., Suite 6000 West, Santa Monica, CA 90404 | Telephone (310) 447-3870 | Facsimile (310) 449-1306

Entravision believes that free cash flow is used by investors and analysts who report on us to provide meaningful comparisons between broadcast groups, and as an indicator of market value.  We believe that this measure allows our investors to measure our ability to service debt and fund new investment opportunities.

Entravision will no longer reconcile this measure to net income and will not present a “Reconciliation of Free Cash Flow to Net Income (Loss)” in future earnings releases. Entravision will reconcile this measure to cash flows from operating activities in the future, commencing with our next earnings release to be issued in connection with the results of operations for the period ended September 30, 2016. The reconciliation will be captioned “Reconciliation of Free Cash Flow to Cash Flows From Operating Activities” and the introductory language to the reconciliation will read as follows: “The most directly comparable GAAP financial measure is operating cash flow. A reconciliation of this non-GAAP measure to cash flows from operating activities for each of the periods presented is as follows:…” However, because final third quarter numbers are not yet available, we are unable to provide the Staff with a pro forma presentation of the definitive version of that reconciliation herein.

Comment #2:  Your presentation of free cash flow per share is inconsistent with the guidance in Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please comply with this comment in your next earnings release.

Response:  Entravision has reviewed Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and Accounting Series Release No. 142, Reporting Cash Flow and Other Related Data. In light of the foregoing, Entravision will no longer report free cash flow per share in the future, commencing with our next earnings release to be issued in connection with the results of operations for the period ended September 30, 2016.

We hope that this letter has been helpful and responsive to your requests.  If you have any questions or comments to these responses, please contact me directly at (310) 447-3883.

Sincerely,

/s/ Jeffrey DeMartino

Jeffrey DeMartino

Associate General Counsel

cc:Walter F. Ulloa

Christopher T. Young

Mark A. Boelke, Esq.

Lance Jon Kimmel, Esq.